Exhibit 99.97

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD CONFIRMS BROAD MINERALIZED ENVELOPE WITH HIGH-GRADE
SECTIONS AROUND 730 LEVEL AT THUNDER CREEK

•                  Drilling from face of access drift confirms presence of broad mineralized envelope containing high-grade drill intercepts within Porphyry and Rusk zones

•  TC730-003 intersects 26.25 gpt over 28.90m, including 35.80 gpt over 20.90m

•        TC730-004 intersects 12.11 gpt over 35.20m, including 18.67 gpt over 19.85m, and 14.38 gpt over 38.80, including 20.22 gpt over 14.80m

•                  Drilling from new access cut out intersects wide, high-grade mineralization near west edge of Rusk Zone

•   650-005 intersects 8.60 gpt over 29.70m, including 13.01 gpt over 11 .00m

TORONTO, ONTARIO—(Marketwire — January 25, 2011) - Lake Shore Gold Corp. (TSX:LSG) (“Lake Shore Gold” or the “Company”) today announced results from six new holes (1,233 metres) of underground drilling from the 730 Level at Thunder Creek. The new holes were drilled from the face of the access drift developed from the Timmins Mine on the 650 Level as well as a cut out in the access drift located approximately 300 metres northeast of the Thunder Creek deposit which includes the Rusk and Porphyry zones. The purpose of the diamond drilling was to confirm the shape and grade of mineralization as identified by previous drilling in support of exploration development within the zones. This exploration development will include strike drifts and cross cuts for the purpose of mapping, sampling and metallurgical testing to help characterize the mineralization.

Five of the holes, TC730-001 ,730-002,730-003,730-004 and 730-006, were drilled from the face of the access drift at the 730 Level. Among results reported were 26.25 gpt over 28.90m, including 35.80 gpt over 20.90m and 105.67 gpt over 6.00m, in TC730-003; 12.11 gpt over 35.20m, including 18.67 gpt over 19.85m, and 14.38 gpt over 38.80m, including 20.22 gpt over 14.80m, in TC730-004; 3.98 gpt over 46.40m and 6.64 gpt over 13.50m, including 10.44 gpt over 7.70m in TC730-002; 3.53 gpt over 105.00m in TC730-001 and 1.81 gpt over 91.80m in TC730-006. The holes intersect the Rusk and Porphyry zones at a variety of angles and strongly confirm a broad mineralized zone containing substantial widths and grades.

In addition, one hole, 650-005, intersected 8.60 gpt over 29.70m, including 13.01 gpt over 11.00m, defining a western extension of the Rusk Zone on the 730 level.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Today’s results are the latest drill holes from the planned 2011 underground drill program at Thunder Creek. The program is aimed at characterizing and expanding the shapes of mineralization both within the Porphyry and Rusk zones as we work towards establishing an initial National Instrument 43-101 resource by the second half of the year. These results demonstrate that, in addition to the potential for large-scale, low-grade bulk mining, there exist multiple areas of thick, high-grade mineralization within the broader Porphyry and Rusk zones.”

Based on the new results, the Rusk and Porphyry zones form a continuous broad envelope measuring approximately 175 metres long by as much as 100 metres wide at the 730 Level at Thunder Creek. The envelope covers the full width of the TC-144 alteration zone with an overall dip of approximately 65 degrees to the north. The TC-144 alteration zone is interpreted as a major structure that extends approximately six kilometres in a southwesterly direction from the Timmins Mine through Thunder Creek and the 144 project towards the Destor-Porcupine Fault Zone (DPFZ). The alteration zone has the potential to host significant gold mineralization at multiple locations. Both the Rusk and Porphyry zones are open along strike and dip. Observations of the Porphyry Zone in the 730 Level exploration drift and in drill core indicate that the mineralization is characterized by swarms of quartz veining with increased pyrite and local visible gold.

Results from two additional holes, which were also drilled from the face of the access drift (TC730-004B and TC650-005), are still pending. Drilling is continuing with two drills working on several additional holes from the face of the access drift. Work is also advancing to develop two new hangingwall drifts which will support additional detailed diamond drilling of the zones from the 600 metre level to the 1,500 metre level.

Quality Control

The Company’s Qualified Person (“QP”) for the underground drilling being completed on the Thunder Creek property is Dean Crick, P. Geo. As QP, he has prepared or supervised the preparation of the scientific or technical information and has verified the data disclosed in this press release. Mr. Crick is an employee of Lake Shore Gold.

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of all drill core. Assays have been completed at both ALS Chemex (TC200 series holes) and LSG — Bell Creek lab (TC300 series holes); both labs use a standard fire assay with a 30-gram aliquot. For samples that return a value greater than 10 grams (ALS Chemex) and 20 grams (Bell Creek) per tonne gold, another pulp is taken and fire assayed with a gravimetric finish. Mineralized sections of the Porphyry Zone are analyzed using the “metallics” or screen fire assay technique. BQTK size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags to either the Bell Creek lab for preparation and analysis or to the ALS Chemex Prep Lab located in Timmins, Ontario. The pulps from core that is sent to the ALS Chemex Prep Lab are then shipped to ALS Chemex Assay Laboratory in Vancouver, BC. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification. The LSG - Bell Creek lab conducts in-house analysis of mill, underground and drill core samples and is not an ISO 9001-2000 registered laboratory.

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which has been refurbished and currently has an operating capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lake Shore Gold Corp.

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com

Table 1 - Thunder Creek 730 Level — Significant new assay results from underground drilling.

Hole	From	To	Assay	Length
Number	(m)	(m)	(gpt)	(m)	Comments
TC730-001	0.00	7.00	8.38	7.00	Porphyry
	15.00	20.50	9.63	5.50
	34.50	55.00	7.26	20.50
	87.00	91.00	8.59	4.00
	0.00	105.00	3.53	105.00
TC730-002	0.00	46.40	3.98	46.40	Porphyry&Rusk
	0.00	24.10	3.74	24.10	Porphyry
includes	4.00	5.00	29.10	1.00	Porphyry
	32.90	46.40	6.64	13.50	Rusk
includes	38.70	46.40	10.44	7.70	Rusk
TC730-003	0.00	28.90	26.25	28.90	Porphyry
includes	1.00	21.90	35.80	20.90
includes	15.90	21.90	105.67	6.00	HGZ
TC730-004	0.00	35.20	12.11	35.20	Porphyry
includes	15.35	35.20	18.67	19.85
	70.80	109.60	14.38	38.80	Rusk
includes	94.80	109.60	20.22	14.80
TC730-006	0.00	91.80	1.81	91.80	Porphyry
includes	0.00	11.00	2.24	11.00
includes	27.30	34.30	4.88	7.00
includes	37.30	67.80	2.00	30.50
TC650-005	398.80	428.50	8.60	29.70	Rusk
includes	409.50	420.50	13.01	11.00

Notes:

1) Assays are reported uncut.

2) True widths are not reported at this time.

3) Results pending for holes TC730-005 and TC650-004

Figure 1. Location Map

Mattagami River Fault
N
BRISTOL FAULT
Timmins Mine
Thunder Creek
144
ZONE
Golden River
West
Golden River
East
144
SOUTH
Thibeault
DESTOR PORCUPINE FAULT
Legend
Golden River Zones
Property Boundary
Alteration Zones
Thunder Creek - 144 Alteration and Deformation Zone
0
1
2
Kilometers
LAKE SHORE
GOLD CORP.
Location Map
Date: Nov, 2010
Name:
File: twest_tcreek_thorne_nov_2010.mxd

Figure 2. Plan View (Drilling)

Figure 3. Plan View (Development)

Legend
Rusk / Porphyry Mineralized Envelope
TC-144 Alteration Zone
Porphyry
Altered Ultramafic (Rusk Zone)
Ultramafic
Mafic Volcanics
Sediments
Planned Development
N
Diamond Drill
Drift
Hangingwall
730L Access
Rusk
Footwall
Porphyry
Proposed Crosscuts
(25 metre spacing)
65°
OPEN
0 12.5 25 50
Meters
Composites:
9.29 /6.10
gpt Au over meters
LAKE SHORE
GOLD CORP
THUNDER CREEK PROJECT
PLAN VIEW - 730 LEVEL
Date: Nov. 2010
Name

Figure 4. 3D View

Surface
10000 ELEV
Timmins Mine
Thunder Creek
200L Ramp
650L Ramp
9200 ELEV
9000 ELEV
Open